Exhibit 21.1

SUBSIDIARIES

OF

FREESCALE SEMICONDUCTOR HOLDINGS I, LTD.

Name	State / Country of Incorporation
Freescale Semiconductor Holdings II, Ltd.	Bermuda
Freescale Semiconductor Holdings III, Ltd.	Bermuda
Freescale Semiconductor Holdings IV, Ltd.	Bermuda
Freescale Semiconductor Holdings V, Inc.	Delaware / USA
Freescale Semiconductor, Inc.	Delaware / USA
Freescale Semiconductor Malaysia Sdn Bhd.	Malaysia
Freescale Semiconductor Hong Kong Limited	Hong Kong
Freescale Semiconductor EME&A SA	Switzerland
Freescale Semiconductor Singapore Pte. Ltd.	Singapore
Freescale Semiconducteurs France SAS	France
Freescale Semiconductor Danmark A/S	Denmark
Freescale Semiconductor Holding Limited	British Virgin Islands
Freescale Semiconductor (China) Ltd.	China
Providence China Holdings Limited	Hong Kong
Freescale Asia Fulfillment Centre Sdn. Bhd.	Malaysia